LAWLER & ASSOCIATES

a professional law corporation

41877 Enterprise Circle North, Suite 220

Temecula, California 92592

Telephone: 951-506-8888

Facsimile: 951-506-8877

W. Scott Lawler, Esq.

    Admitted in California

     Monday, September 26, 2005

REVISED

Via Edgar and Facsimile 202-772-9205

Mr. Andrew Mew

Senior Staff Accountant

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

TransAKT Corp.

File No. 000-50392

Dear Mr. Mew:

I am U.S. securities counsel for TransAKT Corp. and am in receipt of a copy of your letter to TransAKT Corp. dated August 24, 2005, regarding TransAKT’s Form 20-F for the fiscal year ended December 31, 2004.

I have been in communication with TransAKT’s CFO, who has been working with the company’s accountants and independent registered auditors during the last 2-3 weeks with regards to the issues raised in your comment letter.  Despite earlier projections of filing the 20-F earlier this month, TransAKT has not been able to complete the work and review by its auditors. TransAKT intends to file the amended Form 20-F by Monday, October 3, 2005.  We hope that this will be acceptable to you and not cause any problems or concerns.

If you would like to discuss this with me, please contact me at 951-506-8888.

Sincerely,

/s/ W. Scott Lawler

W. Scott Lawler, Esq.